UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   ) *

Converted Organics Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

Peter S. Johnson, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

21254S 4 04
(CUSIP Number)

December 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS The Magliochetti Family 2009 Irrevocable Trust dated 01/12/09
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS LAM 2005 Trust dated 02/15/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS ORM 2005 Trust dated 02/15/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Frank P. Magliochetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,000,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Laura Ashley Magliochetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Olivia Rose Magliochetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Peter S. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value, of Converted Organics Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 137A Lewis Wharf, Boston, MA 02110.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by the Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1.  The name, residence or business address, principal business or occupation and citizenship of each of the reporting persons is as follows:

The Magliochetti Family 2009 Irrevocable Trust dated 01/12/09 is a Massachusetts trust with an address of c/o Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110. Peter S. Johnson and Frank P. Magliochetti are co-trustees of the Magliochetti Family 2009 Irrevocable Trust.

The LAM 2005 Trust dated 02/15/05 is a Massachusetts trust with an address of c/o Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110. Peter S. Johnson and Laura A. Magliochetti are co-trustees of the LAM 2005 Trust.

The ORM 2005 Trust dated 02/15/05 is a Massachusetts trust with an address of c/o Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110.  Peter S. Johnson and Olivia R. Magliochetti are co-trustees of the ORM 2005 Trust.

Frank P. Magliochetti has an address of 30 Coachmans Lane, North Andover, Massachusetts 01845. Mr. Magliochetti’s principal occupation is director of new business development of CCS Environmental Worldwide, Inc., with an address of 280 Rosewood Drive, Danvers, Massachusetts 01923. Mr. Magliochetti is the father of each of Laura A. Magliochetti and Olivia R. Magliochetti. Mr. Magliochetti is a citizen of the United States of America.

Laura A. Magliochetti has an address of 5 Greenwood Circle, Hilton Head, South Carolina 29928. Ms. Magliochetti’s principal occupation is associate of Faces Spa, with an address of Wexford Plaza, Hilton Head, South Carolina 29928,  Ms. Magliochetti is a co-trustee of the LAM 2005 Trust.  Ms. Magliochetti is the daughter of Frank P. Magliochetti and sister of Olivia R. Magliochetti. Ms. Magliochetti is a citizen of the United States of America.

Olivia R. Magliochetti has an address of 30 Coachmans Lane, North Andover, Massachusetts 01845. Ms. Magliochetti is a student at Indiana University located in Bloomington, Indiana. Ms. Magliochetti is a co-trustee of the ORM 2005 Trust. Ms. Magliochetti is the daughter of Frank P. Magliochetti and sister of Laura A. Magliochetti. Ms. Magliochetti is a citizen of the United States of America.

Peter S. Johnson, with an address of c/o Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110, is a partner of Nixon Peabody LLP, with an address of 100 Summer Street, Boston, Massachusetts 02110.  Mr. Johnson is a co-trustee of each of the Magliochetti Family 2009 Irrevocable Trust, the LAM 2005 Trust and the ORM 2005 Trust. Mr. Johnson is a citizen of the United States of America.

In February 2007, Frank P. Magliochetti entered into a plea agreement in a criminal case then pending in the United States District Court, District of Massachusetts, pursuant to which he pleaded guilty to one criminal count of money laundering and one criminal count of filing a false income tax return. Under the plea agreement, the court ordered Mr. Magliochetti to (i) forfeit $1,080,000.00, (ii) make restitution of $330,000.00 and (iii) pay a fine of $50,000.00. Mr. Magliochetti was also placed on probation for a period of three years.

Except as disclosed in the preceding paragraph, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by the Reporting Persons were purchased with funds available for investment in each of the Magliochetti Family 2009 Irrevocable Trust, the LAM 2005 Trust and the ORM 2005 Trust (collectively, the “Trusts”).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities to which this statement relates for investment purposes and do not have a present intent to acquire or influence control over the business of the Issuer.

Each of the Trusts and their respective trustees may purchase additional shares of Common Stock or similar securities of the Issuer from time to time, either in brokerage transactions or in privately-negotiated transactions.  Any decision by the trustees, for their own account or on behalf of one or more of the Trusts, to increase their respective holdings of the Issuer’s securities will depend on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions.

Each of the Trusts and their respective trustees also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their shares of Common Stock depending on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions, as well as liquidity, financial planning and diversification objectives.

Each of the Trusts and their respective trustees intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

Item 5.	Interest in Securities of the Issuer

(a)           As of December 12, 2011, the Reporting Persons beneficially own the number of shares of Common Stock set forth opposite their respective names in the table below, which shares of Common Stock represent the percentage of the Issuer’s outstanding Common Stock set forth in the table below:

Reporting Person	Number of Shares	Percentage

The Magliochetti Family 2009 Irrevocable Trust	2,500,000	10.8%
LAM 2005 Trust	2,500,000	10.8%
ORM 2005 Trust	2,500,000	10.8%
Frank P. Magliochetti	5,000,000	21.6%
Laura A. Magliochetti	2,500,000	10.8%
Olivia R. Magliochetti	2,500,000	10.8%
Peter S. Johnson	7,500,000	32.4%

Each of the percentages set forth in this Item 5(a) is based upon a total of 23,176,211 shares of Common Stock outstanding as of November 11, 2011, as reported in the company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

(b)           Information with respect to each Reporting Person’s voting and dispositive power over the Common Stock reported as beneficially owned by such Reporting Person is as follows:

(1)
The voting and dispositive power over the Common Stock beneficially owned by The Magliochetti Family 2009 Irrevocable Trust is shared by Peter S. Johnson and Frank P. Magliochetti, as co-trustees. The 2,500,000 shares of Common Stock reported as beneficially owned by The Magliochetti Family 2009 Irrevocable Trust are also included in the number of shares of Common Stock reported as beneficially owned by each of Peter S. Johnson and Frank P. Magliochetti.

(2)
The voting and dispositive power over the Common Stock beneficially owned by the LAM 2005 Trust is shared by Peter S. Johnson and Laura A. Magliochetti, as co-trustees. The 2,500,000 shares of Common Stock reported as beneficially owned by the LAM 2005 Trust are also included in the number of shares of Common Stock reported as beneficially owned by each of Peter S. Johnson and Laura A. Magliochetti.

(3)
The voting and dispositive power over the Common Stock beneficially owned by the ORM 2005 Trust is shared by Peter S. Johnson and Olivia R. Magliochetti, as co-trustees. The 2,500,000 shares of Common Stock reported as beneficially owned by the ORM 2005 Trust are also included in the number of shares of Common Stock reported as beneficially owned by each of Peter S. Johnson, Frank P. Magliochetti and Olivia R. Magliochetti.

(c)           Except as otherwise disclosed in this Item 5(c), no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person.

(1)	On December 1, 2011, The Magliochetti Family 2009 Irrevocable Trust purchased 1,333,334 shares in the open market at a price per share of $.0097.

(2)	On December 1, 2011, the LAM 2005 Trust purchased 1,333,333 shares in the open market at a price per share of $.0096.

(3)	On December 1, 2011, the ORM 2005 Trust purchased 1,333,333 shares in the open market at a price per share of $.0096.

(4)	On December 2, 2011, The Magliochetti Family 2009 Irrevocable Trust purchased 1,166,666 shares in the open market at a price per share of $.01.

(5)	On December 1, 2011, the LAM 2005 Trust purchased 1,166,667 shares in the open market at a price per share of $.01.

(6)	On December 1, 2011, the ORM 2005 Trust purchased 1,166,667 shares in the open market at a price per share of $.01.

(d)	None

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Joint Filing Agreement attached hereto as Exhibit 99.1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of December 9, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2011

The Magliochetti Family 2009
Irrevocable Trust dated 01/12/09

By:	/s/Peter S. Johnson
Peter S. Johnson
Trustee

LAM 2005 Trust dated 02/15/05

By:	/s/Peter S. Johnson
Peter S. Johnson
Trustee

ORM 2005 Trust dated 02/15/05

By:	/s/Peter S. Johnson
Peter S. Johnson
Trustee

/s/Peter S. Johnson

/s/Peter S. Johnson
Peter S. Johnson, attorney-in-fact for
Frank P. Magliochetti

/s/Peter S. Johnson
Peter S. Johnson, attorney-in-fact for
Laura A. Magliochetti

/s/Peter S. Johnson
Peter S. Johnson, attorney-in-fact for
Olivia R. Magliochetti